CHINA AOXING PHARMACEUTICAL COMPANY, INC.

40 Wall Street, Floor 28

New York, NY 10005

(Tel) 646 - 512- 5662

(Fax) 646 - 512- 5663

 April 9, 2009

VIA EDGAR

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

China Aoxing Pharmaceutical Company, Inc.

Form 10-KSB for the fiscal year ended June 30, 2008

Form 10-KSB for the fiscal year ended June 30, 2007

File No. 001-32674

Dear Mr. Rosenberg:

I am writing in response to your letter to me dated March 26, 2009.  Responses are set forth below the items noted by the Staff in your letter.

As we agreed in our letter to the Commission dated January 23, 2009, we will amend our 2007 and 2006 Forms 10-KSB and quarterly reports for the period ended September 30, 2006, December 31, 2006, March 31, 2007, September 30, 2007, December 31, 2007, and March 31, 2008 to address the second comment below.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

Item 8A- Controls and Procedures, page 33

1.

You state that disclosure controls and procedures were effective while internal control over financial reporting was not effective, and that your personnel lack expertise in U.S. accounting principles. Given that the preparation of financial statements in accordance with generally accepted accounting principles is a key element of disclosure controls and procedures as well as internal control over financial reporting, we believe that it would be relatively rare that a conclusion that disclosure controls and procedures were effective while internal control over financial reporting was not effective would be appropriate. Please explain to us the basis for your conclusion, or amend your filing to revise your conclusion as appropriate.

Response to Comment 1

In addition to the amended filings that we have previously undertaken to make, we will amend our Annual Report on Form 10-KSB for the year ended June 30, 2008 in order to modify the disclosure under Item 8A, section “a” as follows:

(a)

Evaluation of Disclosure Controls and Procedures.  Zhenjiang Yue, our Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of China Aoxing’s disclosure controls and procedures as of June 30, 2008.  Pursuant to Rule 13a-15(e) promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, “disclosure controls and procedures” means controls and other procedures that are designed to insure that information required to be disclosed by China Aoxing in the reports that it files with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time limits specified in the Commission’s rules.  “Disclosure controls and procedures” include, without limitation, controls and procedures designed to insure that information China Aoxing is required to disclose in the reports it files with the Commission is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure.

As a result of his review, Mr. Yue noted the material weaknesses that are described below under part “c” of this Item:  specifically, the lack of expertise among the personnel in our Chinese headquarters in dealing with accounting principles generally accepted in the U.S., and the small number of persons involved in our senior management.  Either of these weaknesses could result in a departure from generally accepted accounting principles or an omission in disclosure.  Therefore, based on his evaluation, Mr. Yue concluded that China Aoxing’s system of disclosure controls and procedures was not effective as of June 30, 2008 for the purposes described in this paragraph.

Form 10-KSB for the Fiscal Year Ended June 30, 2007

2.

We acknowledge your responses to prior comments three and five, and the various periodic reports that you intend to amend. Please expand your proposed disclosure to explain why you believe that your disclosure controls and procedures are “now effective” including the specific procedures you established to correct the control deficiencies that resulted in the restatements in order for you assert that disclosure controls and procedures are “now effective.” Your current disclosure states only that the errors were corrected, but provides no disclosure regarding the control deficiencies that led to the restatements, and what actions, if any, you have taken to address these deficiencies.

Response to Comment 2

In each of the amended filings, the disclosure regarding disclosure controls and procedures will be amended to include the following statement:

The financial statements initially included in this report have been restated in this amended filing due to errors in the application of generally accepted accounting principles.  Management has determined that disclosure controls and procedures were ineffective as of the last day of the period for which this report is filed, which resulted in management's failure to apply appropriate accounting principles.  Management has corrected the errors in the financial statements, as reflected in the restatement described in the notes to the financial statements included in this report.  In addition, management has undertaken to remedy the flaws in its system of disclosure controls and procedures that caused the errors by implementing the following additions to that system:

•

Our Chairman, previously held the offices of both Chief Executive Officer and Chief Financial Officer, which vested all of the ultimate responsibility for our financial reporting on one person.  We have remedied this problem by appointing a new Chief Financial Officer, who has over 15 years experience in public accounting, as well as a Vice President – Finance.  These two additional officers now share the responsibility for financial reporting with our Chief Executive Officer.

•

Previously we lacked a functioning audit committee of the Board of Directors.  This situation limited the ability of our Board of Directors to perform oversight over our company’s financial reporting.  We have now appointed an audit committee of independent directors, including a chairman who is an audit committee financial expert.  The audit committee is charged with, among other things, responsibility for reviewing and approving the financial statements included in our reports.

•

We have designated a specific group within our China-based accounting department as responsible for our U.S. reporting obligations, and have retained independent consultants to provide training to this group.

•

We have upgraded the accounting software used by our internal accounting personnel.

Management believes that the aforesaid improvements to our disclosure controls and procedures are adequate to remedy the flaws that caused the errors in our previous financial reporting.  However, management believes that there remain material weaknesses in our disclosure controls and procedures:  specifically, the lack of expertise in U.S accounting principles among the personnel in our Chinese headquarters and small number of persons involved in our senior management.  We intend to remedy these weaknesses as our resources permit.  However, at the present time Management cannot state that the Company’s disclosure controls and procedures are effective.

Hongyue Hao

Chief Financial Officer

China Aoxing Pharmaceutical Company, Inc.